                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------


                                    FORM 11-K

                         ------------------------------

[X] Annual Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004.

                                       or

[ ] Transitional Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________.


                                     1-5452
                            (Commission File Number)


                         ONEIDA Ltd. 401(K) SAVINGS PLAN
                    Full title of the plan and the address of
           the plan, if different from that of the issuer named below



                                   ONEIDA LTD.
                             163-181 Kenwood Avenue
                             Oneida, New York 13421
                                 (315) 361-3636
                Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office:

                         Oneida Ltd. 401(k) Savings Plan
                              Financial Statements

                           December 31, 2004 and 2003

                                      Index

                                                                                               Page

Report of Independent Registered Public Accounting Firm.......................................    3

Financial Statements:

   Statements of Net Assets Available for Benefits
      as of December 31, 2004 and 2003 .......................................................    4

   Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2004  .................................................    5

   Notes to Financial Statements .............................................................  6-9

Supplemental Schedule:

   Schedule of Assets (Held at End of Year)
      Schedule H, Item VI(i), as of December 31, 2004 * ..................................... 10-11


Signature Page ...............................................................................   12

Exhibits:

        Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm...............   13





* Refers to item number in Federal Form 5500.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Trustees, Administrative Committee and
Participants of the Oneida Ltd. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Oneida Ltd. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oneida Ltd. 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
May 19, 2005

Oneida Ltd. 401(k) Savings Plan


Statements of Net Assets Available for Benefits
As of December 31, 2004 and 2003
---------------------------------------------------------------------------------------------------------------------


Assets                                                                                   2004                 2003

Investments:
    Money Market Funds                                                                $2,807,967          $3,139,545
    Mutual Funds                                                                      40,514,696          44,226,726
    Common Stock                                                                         141,823             242,169
    Participant Loans                                                                  1,128,394           1,566,611
    Common/Collective Trusts                                                           7,575,445           8,186,807
                                                                                      ---------           ----------
             Total Investments                                                        52,168,325          57,361,858
                                                                                      ----------          ----------

             Net Assets Available for Benefits                                       $52,168,325         $57,361,858
                                                                                     ===========         ===========



See Notes to Financial Statements.

Oneida Ltd. 401(k) Savings Plan



Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004
--------------------------------------------------------------------------------------------------------------------



                                                                                                             2004
Additions to net assets attributed to:
   Investments:
       Interest and dividends                                                                            $1,452,925
       Net appreciation in fair value of investments                                                      2,449,100
   Participant contributions                                                                              2,456,010
   Loan interest income                                                                                      78,916
                                                                                                          ---------

           Total additions                                                                                6,436,951
                                                                                                          ---------

Deductions from net assets attributed to:
   Distributions to participants                                                                         11,613,943
   Administrative expenses                                                                                   16,541
                                                                                                         ----------

           Total deductions                                                                              11,630,484
                                                                                                         ----------

           Net decrease                                                                                  (5,193,533)

Net assets available for benefits at beginning of year                                                   57,361,858
                                                                                                         ----------

           Net Assets Available for Benefits at End of Year                                             $52,168,325
                                                                                                        ===========




See Notes to Financial Statements.

Oneida Ltd. 401(k) Savings Plan


Notes to Financial Statements
--------------------------------------------------------------------------------


1.   Description of the Plan

     The following brief description of the Oneida Ltd. 401 (k) Savings Plan ("the Plan") sponsored by Oneida Ltd. ("the Company") is provided for general information purposes only. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan principally comprised of employee payroll withholdings, deferred bonuses and employer contributions. All full-time employees of Oneida Ltd., Kenwood Silver Company, Inc. and Buffalo China, Inc. are eligible after 1,000 hours of service within a calendar year or within the first year of service. The Plan also has established criteria for redistribution of forfeitures, normal, early and disability retirement, death benefits and withdrawals of voluntary contributions under approved financial hardship cases. As part of the Plan, the Company entered into a trust agreement with Fidelity Investments Institutional Operations Company, Inc., trustee and record keeper, pursuant to the terms of the agreement between the Oneida Ltd. 401 (k) Savings Plan and Fidelity Management Trust Company.

     Contributions

     Through automatic payroll deduction, employees in the Plan ("Participants") may contribute from 1% to 25% of eligible pay on a pre-tax basis, up to the annual dollar limit as provided by the Internal Revenue Code and may change such election at any time. The Plan allows Participants to hold no more than twenty-five percent (25%) of the Participants existing account balance in Oneida Ltd. Company Stock.

     Contributions from the Company to the Plan are discretionary. There were no employer contributions made during 2004 or 2003.

     Vesting

     After 5 vesting years of service, Participants are fully vested in any employer contributions to their accounts, as well as earnings thereon. A vesting year of service is any year in which the employee works 1,000 or more hours. Participants are always fully vested in their contributions to the Plan and any earnings thereon. Forfeited employer contributions are used to reduce future employer contributions. Forfeitures were $13,077 and $4,323 during 2004 and 2003, respectively. Plan assets include accounts of terminated employees who have elected to remain in the Plan. These assets amounted to $2,093,474 at December 31, 2004.

     Participant Loans

     The Plan allows Participants to borrow a minimum of $1,000 up to $50,000 from their accounts. Participant loans are repayable over one to five years, or up to 25 years if for the purchase of a home, and bear interest at prime plus 1%.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------



1.   Description of the Plan (Continued)

     Benefit Payments

     On termination of service due to death, disability or retirement, a Participant may elect to receive an amount equal to the value of the Participant's vested interest in his or her account in either a lump sum payment or annuity payments.

     Investment Income

     Net investment fund income is allocated to each Participant's investment account in the ratio of their individual investment account to the investment fund in total.

     Reclassifications

     Certain amounts from 2003 have been reclassified for comparative purposes.


2.   Summary of Significant Accounting Policies

     The accounting principles and practices which affect the more significant elements of the financial statements are:

     Basis of Accounting

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Investments in mutual funds and common stock are carried at fair value based upon quoted market prices in active markets at year-end. Investments in common/collective trusts are stated at estimated fair values, which have been determined based on the unit value of the fund. Investments in money market funds and participant loans are valued at cost, which approximates fair value.

     Income from investments is recorded on an accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Loans Receivable

     Loans receivable from Participants are carried at cost which approximates fair value.

     Administrative Costs

     Various administrative costs, principally administrator's fees, are paid by the Company. Investment expenses are paid by the Plan.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies (Continued)

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of mutual funds or the Company's common stock. Investment securities are exposed to various risks, such as interest rate, market and credit.
     Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.


3.   Investments

     Investments are held within various mutual funds or the Company's common stock as directed by the Participants. While some funds maintain constant net asset values, neither income nor principal is guaranteed for any investments. Participants may make transfers between funds at any time.

     Participants may direct funds in any whole percent increment to the investment vehicles offered by the Plan. The Plan offers 26 mutual funds, a money market fund, a common/collective trust fund, and the Company's common stock as investment options. The mutual funds have varying investment objectives, which include generating capital appreciation on domestic and international common stocks, interest income from corporate and government bonds and dividend income.

     Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

     The following investments represent 5 percent or more of the Plan's net assets available for benefits:



                                                                                              December 31,
                                                                                  -----------------------------------
                                                                                          2004            2003

       Fidelity Magellan                                                             $13,260,338         $15,191,326

       Fidelity Equity Income                                                          8,997,912           9,840,300

       Fidelity Managed Income Portfolio                                               7,575,445           8,186,807

       Fidelity Spartan U.S. Equity Index                                              3,919,200           4,278,777

       Fidelity Intermediate Bond                                                      2,754,977           3,260,285

       Fidelity Retirement Government Money Market                                     2,807,967           3,024,603



     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


       Mutual Funds                                                                                       $2,538,710

       Oneida LTD. Common Stock                                                                              (89,610)
                                                                                                          ----------

                                                                                                          $2,449,100
                                                                                                          ==========

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------



4.   Transactions with Related Parties

     Certain Plan investments are securities issued by the Company and, therefore, these transactions qualify as party-in-interest transactions. Securities issued by the Company are as follows:


                                                        December 31, 2004               December 31, 2003
                                                 --------------------------------------------------------------
                                                    Number of          Fair         Number of         Fair
                                                     Shares           Value          Shares          Value

      Oneida Ltd. Common Stock                        44,153        $141,823          38,968        $242,169



     In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest.

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company reserves the right to discontinue contributions or terminate the Plan at any time subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, and after payment of all expenses, the assets of the Plan will be distributed to Participants based upon amounts standing to their credit as of the date of liquidation.

6.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 29, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal
     Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Item VI(i) of Form 5500 as of December 31, 2004
-----------------------------------------------------------


(a)     (b) Identity of issue, borrower       (c) Description of Investment               (d) Cost        (e) Current Value
        lessor, or similar party              including maturity date, rate of interest
                                              collateral, par or maturity value

        PIMCO                                 PIMCO Total Return Fund                      **                         $905,066

        Neuberger & Berman                    Neuberger & Berman Genesis Fund              **                          542,400

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Magellan                            **                       13,260,338

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Contrafund                          **                          472,628

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Equity Income                       **                        8,997,912

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Growth Company                      **                          926,883

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Intermediate Bond                   **                        2,754,977

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Value                               **                          354,983

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Real Estate Investment              **                          618,748

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Balanced                            **                          471,994

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Capital Appreciation                **                          180,238

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Blue Chip Growth                    **                          476,021

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Low PR Stock                        **                        1,157,997

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Worldwide                           **                          979,656

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Diverse International               **                          880,602

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Dividend Growth                     **                          665,664



*   Denotes party-in-interest
**  Cost omitted for Participant directed investments

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Item VI(i) of Form 5500 as of December 31, 2004
-----------------------------------------------------------

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Small Cap Independent               **                          239,903

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Mid-Cap Stock                       **                          267,145

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom Income                      **                           32,650

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2000                        **                          114,207

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2010                        **                          956,197

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2020                        **                          893,249

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2030                        **                          247,958

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Retirement Government MM            **                        2,807,967

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Managed Income Portfolio            **                        7,575,445

*       Fidelity Investments Institutional
        Operations Company, Inc.              Spartan US Equity Index                      **                        3,919,200

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity US Bond Index                       **                          147,074

*       Fidelity Investments Institutional
        Operations Company, Inc.              Fidelity Freedom 2040                        **                           51,006

*       Oneida Ltd.                           Oneida Ltd. Common Stock                     **                          141,823

*       Various                               Participant loans, interest rates ranging
                                              from 5.0% to 10.5% and maturities
                                              ranging from 0 to 13 years.                  **                        1,128,394
                                                                                                                     ---------

                                              Total Investments                                                    $52,168,325
                                                                                                                   ===========


*   Denotes party-in-interest
**  Cost omitted for Participant directed investments

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on his behalf by the undersigned hereunto duly authorized.



                                                 ONEIDA LTD. 401(K) SAVINGS PLAN

Dated: June 29, 2005